UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at October 27, 2008

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman
Date: October 31, 2008

* Print the name and title of the signing officer under his signature.

  Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.
Houghton Estate, Johannesburg 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
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800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

ROCKWELL ACHIEVES OUTSTANDING PREMIUMS FROM SALE OF CUT AND POLISHED STONES

October 27, 2008, Vancouver, B.C. - Rockwell Diamonds Inc ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) reports on the premiums achieved from the sale of three cut and polished stones through its agreement with the Steinmetz Diamond Group ("SDG"). These stones were recovered from its Makoenskloof project and Wouterspan mine, located in the Middle Orange River area of South Africa.

Three exceptional yellow gemstones, manufactured by SDG from rough diamonds produced by Rockwell, have now been sold to buyers in southeast Asia. The finished stones included:
•          a 102-carat, vivid yellow cut from a 212-carat, yellow rough diamond;
•         two matching, 10-carat, vivid yellow diamonds cut from a 36-carat yellow rough diamond.

As a consequence of the sale of these three manufactured stones Rockwell has achieved:
•         a 50% premium on price over and above the rough diamond value realized for the original 212-carat stone;
•         an 80% premium on price over and above the rough diamond value realized for the original 36-carat stone;
•         an increase in value realized from these stones and achieved through the manufacturing skills and marketing expertise of SDG, resulting in additional revenues of approximately US$2 million to Rockwell.

President and CEO John Bristow noted: "We are encouraged by the outstanding margins that have been achieved through the cutting and polishing of Rockwell stones. We have seen margins of 10%, 17%, 50%, and 80% on four stones and are seeing the benefit of our unique long term beneficiation agreement with our partners at SDG. We have a pipeline of product going through the SDG facility and expect to see further strong returns to the Company. This additional revenue received for our beneficiated product provides Rockwell with flexibility in respect of our approach to our diamond sales in the current environment of turbulent financial markets."

For further details on Rockwell Diamonds Inc., please visit our website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.